

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

October 14, 2009

Mr. Ron E. Hooper
U.S. Trust, Bank of America Private Wealth Management
901 Main Street, 17th Floor
Dallas, TX 75202

   Re: **Williams Coal Seam Gas Royalty Trust**
       Form 10-K for the Fiscal Year Ended December 31, 2008
       Filed March 13, 2009
       Form 10-Q for the Fiscal Quarter Ended March 31, 2009
       Filed May 8, 2009
       Response Letters Dated July 8, 2009 and August 19, 2009
       File No. 001-11608

Dear Mr. Hooper:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          H. Roger Schwall
          Assistant Director